Exhibit 3.1
Execution Version
AMENDMENT NO. 1
TO THE
THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
OF
PHILLIPS 66 PARTNERS LP
This Amendment No. 1 (this “Amendment”) to the Third Amended and Restated Agreement of Limited Partnership of Phillips 66 Partners LP, a Delaware limited partnership (the “Partnership”), dated as of August 1, 2019 (the “Partnership Agreement”), is entered into effective as of October 26, 2021 by Phillips 66 Partners GP LLC, a Delaware limited liability company (the “General Partner”), as the general partner of the Partnership. Capitalized terms used but not defined herein have the respective meanings given to such terms in the Partnership Agreement.
RECITALS
WHEREAS, Section 13.2 of the Partnership Agreement provides that amendments to the Partnership Agreement may be proposed only by the General Partner;
WHEREAS, Section 13.2 of the Partnership Agreement further provides that any amendment to the Partnership Agreement shall be effective upon its approval by the General Partner and, except as otherwise provided by Section 13.1 of the Partnership Agreement or Section 13.3 of the Partnership Agreement, the holders of a Unit Majority, unless a greater or different percentage of Outstanding Units is required under the Partnership Agreement;
WHEREAS, Section 13.3(c) of the Partnership Agreement provides that except as provided in Section 14.3 of the Partnership Agreement, and without limitation of the General Partner's authority to adopt amendments to the Partnership Agreement without the approval of any Partners as contemplated in Section 13.1 of the Partnership Agreement, any amendment to the Partnership Agreement that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected;
WHEREAS, Section 5.11(b)(ii)(B) of the Partnership Agreement provides that any amendment to the Partnership Agreement that is adverse (other than in a de minimis manner) to any of the rights, preferences and privileges of the Series A Preferred Units requires the affirmative vote of the Record Holders of the Series A Required Voting Percentage;
WHEREAS, Section 13.3(d) of the Partnership Agreement provides that, except for amendments pursuant to Section 13.1 of the Partnership Agreement and except as otherwise provided by Section 14.3(f) of the Partnership Agreement, no amendments to the Partnership Agreement shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the State of Delaware (the “Opinion”);

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WHEREAS, the Board of Directors has authorized the General Partner to propose this Amendment and to seek the approval of this Amendment by the written consent of the holders of a Unit Majority in accordance with Section 13.2 of the Partnership Agreement, by the written consent of the Record Holders of the Series A Required Voting Percentage in accordance with Section 5.11(b)(ii)(B) of the Partnership Agreement (the “Series A Preferred Approval”) and by the written consent of the holders of not less than a majority of the Outstanding Partnership Interests of the class affected by the Amendment in accordance with Section 13.3(c) of the Partnership Agreement, to the extent such approval is required;
WHEREAS, each of (a) Phillips 66 Project Development Inc., a Delaware corporation (“P66 PDI”), as the owner of 169,760,137 Common Units, representing approximately 70.21% of the aggregate outstanding Common Units and Series A Preferred Units (on an as-converted basis) as of the date hereof, and (b) Stonepeak Screwdriver SPV LLC, an affiliate of Stonepeak Partners LP (“Stonepeak”), as the owner of 11,608,624 Series A Preferred Units, representing approximately 86.30% of the outstanding Series A Preferred Units and 4.80% of the aggregate outstanding Common Units and Series A Preferred Units (on an as-converted basis) as of the date hereof, has consented in writing to the adoption of this Amendment;
WHEREAS, the consent of P66 PDI and Stonepeak to the adoption of this Amendment constitutes the required approval of the holders of a Unit Majority (the “Unit Majority Approval”), and the consent of Stonepeak constitutes the required Series A Preferred Approval and the approval required by Section 13.3(c) of the Partnership Agreement (the “Section 13.3(c) Approval”) to the extent the Section 13.3(c) Approval is required;
WHEREAS, the Partnership has received the Opinion; and
WHEREAS, following the Partnership’s receipt of the Unit Majority Approval, the Series A Preferred Approval, the Section 13.3(c) Approval and the Opinion, this Amendment has been approved by the holders of the Common Units and the Series A Preferred Units in accordance with the Partnership Agreement and the General Partner does hereby approve and adopt this Amendment.
NOW, THEREFORE, the Partnership Agreement is hereby amended as follows:
Section 1.Amendments.
(a)Section 1.1 of the Partnership Agreement is hereby amended to add the following definition in proper alphabetical order:
“Partnership Rollup Series A Conversion Rate” means the number of Common Units issuable to a Series A Preferred Unitholder upon the conversion of the Series A Preferred Units held by such Series A Preferred Unitholder immediately prior to the Partnership Rollup Event, at a conversion ratio equal to the quotient of (I) (a) the product of  (i) 147.5% multiplied by (ii) the Series A Issue Price less (b) such Series A Preferred Unitholder’s Pro Rata portion of the aggregate cash distributions paid on all Series A Preferred Units on or prior to the date of such Partnership Rollup Event with respect to any Quarter following the Quarter ending June 30,

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2021, divided by (II) the closing price of the Common Units on the last Trading Day immediately preceding the closing of such Partnership Rollup Event.”
(b)Section 5.11(b)(vi) of the Partnership Agreement is hereby amended and restated in its entirety to read as follows:
“(vi)    Series A Change of Control.
(A)    Subject to Section 5.11(b)(v)(B), in the event of a Series A Cash Change of Control, the Outstanding Series A Preferred Units shall be automatically converted, without requirement of any action of the Series A Preferred Unitholders, into Common Units at the Series A COC Conversion Rate immediately prior to the closing of the applicable Series A Change of Control.
(B)    Subject to Section 5.11(b)(v)(B), at least 10 Business Days prior to consummating a Series A Change of Control (other than a Series A Cash Change of Control or a Partnership Rollup Event (including, for the avoidance of doubt, any Partnership Rollup Event that results in the Common Units no longer being listed or admitted to trading on a National Securities Exchange)), the Partnership shall provide written notice thereof to the Series A Preferred Unitholders. Subject to Section 5.11(b)(v)(B), if a Series A Change of Control (other than a Series A Cash Change of Control or a Partnership Rollup Event (including, for the avoidance of doubt, any Partnership Rollup Event that results in the Common Units no longer being listed or admitted to trading on a National Securities Exchange)) occurs, then each Series A Preferred Unitholder, with respect to all but not less than all of its Series A Preferred Units, by notice given to the Partnership within 10 Business Days of the date the Partnership provides written notice of the execution of definitive agreements that provide for such Series A Change of Control, shall be entitled to elect one of the following (with the understanding that any Series A Preferred Unitholder who fails to timely provide notice of its election to the Partnership shall be deemed to have elected the option set forth in clause (1) below):
(1)    convert all, but not less than all, of such Series A Preferred Unitholder’s Outstanding Series A Preferred Units into Common Units at the then-applicable Series A Conversion Rate;
(2)    except as described below, if the Partnership will not be the surviving Person upon the consummation of such Series A Change of Control or the Partnership will be the surviving Person but its Common Units will no longer be listed or admitted to trading on a National Securities Exchange, require the Partnership to use its commercially reasonable efforts to deliver or to cause to be delivered to the Series A Preferred Unitholders, in exchange for their Series A Preferred Units upon the consummation of such Series A Change of Control, a security in the surviving Person or the parent of the surviving Person that has rights,

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preferences and privileges substantially similar to the Series A Preferred Units, including, for the avoidance of doubt, the right to distributions equal in amount and timing to those provided in Section 5.11(b)(i) and a conversion rate proportionately adjusted such that the conversion of such security in the surviving Person or parent of the surviving Person immediately following the consummation of such Series A Change of Control would entitle the Record Holder to the number of common securities of such Person (together with a number of common securities of equivalent value to any other assets received by holders of Common Units in such Series A Change of Control) which, if a Series A Preferred Unit had been converted into Common Units immediately prior to such Series A Change of Control, such Record Holder would have been entitled to receive immediately following such Series A Change of Control (such security in the surviving Person, a “Series A Substantially Equivalent Unit”); provided, however, that, if the Partnership is unable to deliver or cause to be delivered Series A Substantially Equivalent Units to any Series A Preferred Unitholder in connection with such Series A Change of Control, each Series A Preferred Unitholder shall be entitled to (aa) require conversion or redemption of such Series A Preferred Units in the manner contemplated by clause (1) or (4) of this Section 5.11(b)(vi)(B) (at such holder’s election) or (bb) convert the Series A Preferred Units held by such Series A Preferred Unitholder immediately prior to such Series A Change of Control into a number of Common Units at a conversion ratio equal to: the quotient of (I) (a) the product of (i) 160% multiplied by (ii) the Series A Issue Price less (b) such Series A Preferred Unitholder’s Pro Rata portion of the sum of (i) the aggregate cash distributions paid on all Series A Preferred Units on or prior to the date of such Series A Change of Control and (ii) an amount in cash equal to the aggregate Series A Quarterly Distributions paid in Series A PIK Units (based on the value of such Series A PIK Units on the applicable Series A PIK Payment Date) on or prior to the date of such Series A Change of Control, divided by (II) an amount equal to 95% of the Average VWAP for the 30 Trading Day period immediately preceding the consummation of such Series A Change of Control; provided, however, that such ratio shall in no event exceed a value per Series A Preferred Unit that exceeds (x) 120% of the Series A Issue Price, in the case of such Series A Change of Control occurring prior to October 6, 2018; (2) 130% of the Series A Issue Price, in the case of such Series A Change of Control occurring on or after October 6, 2018 but prior to October 6, 2019; and (3) 140% of the Series A Issue Price, in the case of such Series A Change of Control occurring on or after October 6, 2019 but prior to October 6, 2020;
(3)    if the Partnership is the surviving Person upon the consummation of such Series A Change of Control, continue to hold such Series A Preferred Unitholder’s respective Series A Preferred Units; or

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(4)    require the Partnership to redeem all (but not less than all) of such Series A Preferred Unitholder’s respective Series A Preferred Units at a price per Series A Preferred Unit equal to 101% of the sum of (aa) the Series A Accrued Amount of such Series A Preferred Unit plus (bb) any Series A Partial Period Distributions on such Series A Preferred Unit. Any redemption pursuant to this clause (4) shall, as determined by the General Partner, be paid in cash, in Common Units or in a combination thereof. If all or any portion of such redemption is to be paid in Common Units, the Common Units to be issued shall be valued at 95% of the Average VWAP for the 30 Trading Day period ending on the fifth Trading Day immediately preceding the consummation of such Series A Change of Control. No later than three Trading Days prior to the consummation of such Series A Change of Control, the Partnership shall deliver a written notice to the Record Holders of the Series A Preferred Units stating the date on which the Series A Preferred Units will be redeemed and the Partnership’s computation of the amount of cash or Common Units to be received by the Record Holder upon redemption of such Series A Preferred Units. If the Partnership shall be the surviving Person upon the consummation of such Series A Change of Control, then no later than 10 Business Days following the consummation of such Series A Change of Control, the Partnership shall remit the applicable cash or Common Unit consideration to each Record Holder of then Outstanding Series A Preferred Units entitled to receive such cash or Common Unit consideration pursuant to this clause (4). If the Partnership will not be the surviving Person upon the consummation of such Series A Change of Control, then the Partnership shall remit the applicable cash or Common Unit consideration to such Record Holders immediately prior to the consummation of such Series A Change of Control. The Record Holders shall deliver to the Partnership Certificates representing the Series A Preferred Units, if any, as soon as practicable following such redemption. Record Holders of the Series A Preferred Units shall retain all of the rights and privileges thereof unless and until the consideration due to such Record Holders as a result of such redemption is paid in full in cash, Common Units or a combination of the foregoing, as applicable. After any such redemption, any such redeemed Series A Preferred Unit shall no longer constitute an issued and Outstanding Limited Partner Interest.
(C)    Subject to Section 5.11(b)(v)(B), in the event of a Partnership Rollup Event other than a Series A Cash Change of Control, the Outstanding Series A Preferred Units shall be automatically converted, without requirement of any action of the Series A Preferred Unitholders, the General Partner or any other party, into Common Units at the Partnership Rollup Series A Conversion Rate immediately prior to the closing of such Partnership Rollup Event.”

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Section 2.Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.
Section 3.Governing Law. This Amendment will be governed by and construed in accordance with the laws of the State of Delaware.

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IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.
GENERAL PARTNER:
PHILLIPS 66 PARTNERS GP LLC

By: /s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title: Vice President and Chief Operating Officer

[Signature Page to Amendment No. 1 to Third Amended and Restated Partnership Agreement]